HILLSTREAM BIOPHARMA, INC.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

September 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do
Daniel Gordon
Abby Adams
Christopher Edwards

Re:	Hillstream BioPharma, Inc.
Amendment No. 2 to Draft Registration Statement
Submitted August 4, 2021
File No. 377-04884

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hillstream BioPharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 23, 2021 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1. We reissue comment 2. Revise to clarify if you will proceed with the offering if the stock is not approved for listing on The Nasdaq Capital Market.

RESPONSE:	The Company has revised the Registration Statement to indicate that the Company does not intend to proceed with the offering in the event it is not approved by listing by The Nasdaq Capital Market.

Gatefold, page i

2. We reissue comment 3 as the graphic has not changed in the ways indicated in your response to the comment.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Industry and Market Data, page 48

3. We reissue comment 14. Revise to clarify that you are responsible for the disclosure in your document.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Business, page 60

4. We reissue comment 19 to the extent the graphic on page 69 remains illegible.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Intellectual Property, page 80

5. Refer to comment 21. Clarify to which of your products each patent family relates.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Certain Relationships and Related Person Transactions, page 95

6. You state that on December 22, 2020, you issued Leonard Mazur a subordinated convertible promissory note in the principal amount of $300,000. We note from page 86 that Mr. Mazur has served on the Board since July 2021. Please revise to disclose the nature of any prior relationship you had with him and/or the basis for issuing him a convertible promissory note approximately seven months prior to his Board appointment. Please address where this amount is reflected in the financial statements as of December 31, 2020. We note from page F-34 that the subordinated convertible promissory notes to date have been issued “principally all to the Chief Executive Officer and founder”.

RESPONSE:

In December 2020, the Company issued Leonard Mazur a convertible promissory note (the “Note”). After such issuance, the Chief Executive Officer of the Company had discussions with Mr. Mazur regarding the Company’s business, including its strategy. Based upon such discussions, the Chief Executive Officer of the Company determined to appoint Mr. Mazur as a member of the Company’s Board of Directors seven months after the issuance of the Note.

Note 4 of the notes to the December 31, 2020 financials indicates that the Company issued convertible notes principally all to the Chief Executive Officer of the Company, meaning a majority of the notes were issued to the Company’s Chief Executive Officer. Since Leonard Mazur was not a director of the Company and therefore not a related party as of December 31, 2020, the issuance of the Note to Mr. Mazur is not specified in Note 4 to the December 31, 2020 financials which refers to convertible notes issued to related parties.

Sincerely,

Hillstream BioPharma, Inc.

/s/ Randy Milby
By:	Randy Milby
Title:	Chief Executive Officer